Devax, Inc.

20996 Bake Parkway, Suite 106

Lake Forest, California 92630

December 13, 2007

Mr. Donald Hunt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Devax, Inc.: Registration Statement on Form S-1

File No.: 333-142606

Filed on: May 4, 2007

Dear Mr. Hunt:

The undersigned, as Chief Financial Officer of Devax, Inc. (the “Company”), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Michael A. Hedge at (949) 725-4190. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

DEVAX, INC.

/s/ Stephen L. Wilson
Stephen L. Wilson
Executive Vice President and Chief Financial Officer